  Exhibit 99.1

High Tide to Participate in the ICR Conference in Orlando, Florida

CALGARY, AB, Dec. 22, 2025 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that the Company will be participating in the ICR Conference in Orlando, Florida, hosting two days of meetings with institutional investors. Raj Grover, Founder and Chief Executive Officer of High Tide, will participate in a fireside chat moderated by Bill Kirk, Managing Director, Senior Research Analyst at ROTH Capital Partners, that is scheduled to begin at 8:00 a.m. EST on Tuesday, January 13, 2026.

"Being invited to participate in the ICR Conference is a meaningful validation of High Tide's business and strategy. ICR is a highly selective, invitation-only forum that brings together leading consumer and retail companies with some of the world's most sophisticated institutional investors. Our inclusion reflects that High Tide is increasingly being recognized not simply as a cannabis company, but as a leading, scaled retail platform with strong underlying fundamentals," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"We are entering 2026 with strong momentum following a record-setting 2025, and the ICR Conference represents the first of several major investor conferences we expect to participate in this year. Engaging with large institutional investors at forums like ICR allows us to highlight the strength of our retail model, disciplined execution, and long-term growth opportunity," added Mr. Grover.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 218 domestic and 1 international location. The Company's Canadian bricks-and-mortar operations span British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, holding a growing 12% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. In 2025, the Company became the first North American cannabis operator to launch a bricks-and-mortar presence in Germany. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived CBD products.

Medical Cannabis Distribution: Remexian Pharma GmbH ("Remexian") is a leading German pharmaceutical company built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 19 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2025 for the fifth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange ("TSXV") in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the Company participating at the ICR Conference; the Company hosting meetings with institutional investors; Raj Grover's participation in a fireside chat; Bill Kirk moderating a fireside chat; the date and time of the fireside chat; the intended benefits of the ICR Conferences on the Company; the Company being recognized as a leading, scaled retail platform with strong underlying fundamentals; the Company participating in major investor conferences in 2026; the intended benefits of future major investor conferences on the Company; and the Company continuing to grow its market share. Readers are cautioned not to place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 08:00e 22-DEC-25